August 12, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attention: Charli Wilson and Mitchell Austin

Re:	Brand Engagement Network Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed July 26, 2024 File No. 333-280366

Ladies and Gentlemen:

On behalf of Brand Engagement Network Inc. (the “Company”), below is the response of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated August 9, 2024, regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on July 26, 2024. In connection with this letter, an amendment to the Registration Statement (“Amendment No. 2”) has been submitted to the Commission on the date hereof.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the clean copy of Amendment No. 1. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in Amendment No. 1.

Amendment No. 1 to Registration Statement on Form S-1

Business, Page 50

1.	We note your response to prior comment 1, that your “belief in [y]our ability to reduce bias and minimize hallucinations is based on . . .” several listed factors. Revise the first sentence of this paragraph to remove the statement that your AI assistants have the ability to ensure unbiased training by eliminating “hallucinations”.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 4 and 50 of Amendment No. 2 accordingly.

Selling Security Holders, page 95

2.	We note that you have added a group of selling security holders labeled “Founder shares transferred pursuant to NRAs.” Please revise to name each selling security holder and provide all other information called for by Item 507 of Regulation S-K. Additionally, please ensure the non-redemption agreement has been filed as an exhibit.

Response: The Company acknowledges the Staff’s comment and in response has removed an aggregate of 1,708,943 shares of Common Stock held by certain holders of the Company in connection with the Company’s Business Combination (as defined below) pursuant to non-redemption agreements from the Registration Statement with the intention to file a subsequent registration statement at a later time to register such shares. Amendments have been made to the Registration Statement throughout as necessary to remove the shares from the Registration Statement.

* * * * * *

Haynes and Boone, LLP	2801 N. Hardwood Street | Suite 2300 | Dallas, TX 75201 T: 214.651.5000 | haynesboone.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

August 12, 2024

If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (214) 651-5443.

Very truly yours,

/s/ Matthew L. Fry
Matthew L. Fry
Haynes and Boone, LLP

cc:	Paul Chang, Co-Chief Executive Officer
Bill Williams, Chief Financial Officer
Logan Weissler, Esq., Haynes and Boone, LLP
Alexandria Pencsak, Esq., Haynes and Boone, LLP